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                             December 21, 2020

       Jim Dondero
       Chairman of the Board and President
       NexPoint Real Estate Finance, Inc.
       300 Crescent Court
       Suite 700
       Dallas, TX 75201

                                                        Re: NexPoint Real
Estate Finance, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted December
14, 2020
                                                            CIK No. 0001786248

       Dear Mr. Dondero:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Justin S. Reinus, Esq.